Sec File Number 82-3714

INTERIM REPORT AND DIVIDEND DECLARATION FOR THE SIX MONTHS ENDED 31 MARCH 2003


03024740



Nampak

NAMPAK LIMITED

HIGHLIGHTS

REVENUE	↑ 55%
OPERATING PROFIT	↑ 60%
ATTRIBUTABLE PROFIT	↑ 41%
HEADLINE EARNINGS PER SHARE	↑ 24%

GROUP INCOME STATEMENT

	Note	Unaudited 6 months ended 31 March 2003 Rm	2002 Rm	Change %	Audited year ended 30 Sept 2002 Rm
Revenue		9 424.1	6 079.7	55.0	13 684.7
Operating profit before abnormal items	1	835.8	523.3	59.7	1 257.0
Abnormal items	2	(39.4)	(6.1)		(98.7)
Operating profit after abnormal items	3	796.4	517.2	54.0	1 158.3
Net finance costs	4	(152.6)	(45.5)		(122.9)
Investment income		5.6	2.3		2.6
Profit before tax		649.4	474.0	37.0	1 038.0
Income tax		(209.5)	(158.0)		(352.2)
Profit after tax		439.9	316.0	39.2	685.8
Share of associate companies' profits		0.1	–		–
Minority interest		(10.8)	(11.0)		(28.7)
Attributable to shareholders in Nampak Limited		429.2	305.0	40.7	657.1
Number of ordinary shares in issue (000)		640 400	509 426		640 178
Weighted average number of ordinary shares on which headline earnings and basic earnings per share are based (000)		640 426	509 420		531 237
Weighted average number of ordinary shares on which diluted headline earnings and diluted basic earnings per share are based (000)		641 986	511 229		534 617
Headline earnings per ordinary share (cents)		73.2	59.1	23.9	140.9
Basic earnings per share (cents)		67.0	59.9	11.9	123.7
Dividend per share (cents)		22.5	19.6	15.0	60.6
Fully diluted headline earnings per share (cents)		73.0	58.9	23.9	140.0
Fully diluted earnings per share (cents)		66.9	59.7	12.1	122.9
Determination of headline earnings					
Attributable profit for the period per income statement		429.2	305.0		657.1
Adjusted for:					
Goodwill amortisation		30.2	1.8		13.9
Re-organisation costs		7.1	–		29.0
Impairment losses			–		86.0
Net profit on sale of assets/operations		(3.7)	(10.1)		(46.6)
Loss on re-organisation of debt		2.1	2.2		4.5
Tax effects		4.0	2.4		4.5
Headline earnings for the period	7	468.9	301.3	55.6	748.4

Note:
March 2002 and September 2002 headline earnings calculation have been restated as set out in Note 7 to comply with Circular 7/2002 – Headline Earnings.

GROUP BALANCE SHEET

	Note	Unaudited 6 months ended 31 March **2003** **Rm**	2002 Rm	Audited year ended 30 Sept 2002 Rm
Assets				
Non-current assets		**5 618.6**	3 727.8	6 372.0
Property, plant and equipment		**4 258.1**	3 476.5	5 075.8
Intangible assets		**1 126.9**	63.8	1 145.8
Investments and associates		**233.6**	187.5	150.4
Current assets		**5 827.5**	4 199.5	6 872.7
Inventories		**2 122.0**	1 315.3	2 142.7
Trade and other receivables		**2 641.5**	1 920.9	3 116.4
Bank balances, deposits and cash	5	**1 064.0**	963.3	1 613.6
Total assets		**11 446.1**	7 927.3	13 244.7
Equity and liabilities				
Capital and reserves		**4 650.2**	2 851.8	4 814.8
Capital		**2 032.7**	357.7	2 031.4
Non-distributable reserves		**(139.2)**	148.7	185.0
Accumulated profits		**2 756.7**	2 345.4	2 598.4
Minority interest		**144.2**	97.3	100.7
Non-current liabilities		**1 786.4**	1 491.1	2 327.8
Interest bearing debt	5	**1 281.8**	1 327.1	1 879.1
Net long term retirement benefit obligation		**119.6**	(99.3)	64.5
Deferred tax liabilities		**385.0**	263.3	384.2
Current liabilities		**4 865.3**	3 487.1	6 001.4
Trade and other payables		**3 288.8**	2 316.4	3 920.8
Interest bearing debt		**1 446.5**	1 090.0	1 897.3
Tax liabilities		**130.0**	80.7	183.3
Total equity and liabilities		**11 446.1**	7 927.3	13 244.7
Total borrowings: total shareholders' funds		**57%**	82%	77%
Net borrowings: total shareholders' funds		**35%**	49%	44%
Total liabilities: total shareholders' funds		**128%**	163%	160%
Net worth per ordinary share (cents) calculated on number of ordinary shares in issue of 640 400 (2002: 509 426)		**726**	560	752
Tangible net worth per ordinary share (cents) calculated on number of ordinary shares in issue of 640 400 (2002: 509 426)		**550**	547	573

GROUP CASH FLOW STATEMENT

	Note	Unaudited 6 months ended 31 March 2003 Rm	Unaudited 6 months ended 31 March 2002 Rm	Audited year ended 30 Sept 2002 Rm
Cash operating profit		**1 176.8**	765.1	1 819.0
Working capital changes		**(285.2)**	(102.6)	(66.5)
Net interest paid		**(152.6)**	(45.5)	(122.9)
Investment income		**5.6**	2.3	2.6
Tax paid		**(235.0)**	(104.4)	(299.0)
Dividends paid		**(263.7)**	(189.0)	(308.8)
Net cash inflow from operating activities		**245.9**	325.9	1 024.4
Expansion capital expenditure		**(161.5)**	(190.1)	(391.7)
Replacement capital expenditure		**(186.0)**	(201.5)	(392.7)
Acquisition of businesses		**(41.0)**	(275.7)	(287.3)
Proceeds on the sale of property, plant, equipment and businesses		**146.9**	70.1	160.0
Net cash outflow from other activities		**(22.2)**	(18.9)	(27.7)
Net cash (outflow)/inflow before financing activities		**(17.9)**	(290.2)	85.0
Net cash outflow from financing activities		**(51.3)**	(338.7)	(463.4)
Net decrease in cash and cash equivalents		**(69.2)**	(628.9)	(378.4)
Cash and cash equivalents at beginning of period		**121.9**	408.3	408.3
Translation of cash in foreign subsidiaries		**(122.4)**	93.9	92.0
Cash and cash equivalents at end of period	5	**(69.7)**	(126.7)	121.9

GROUP STATEMENT OF CHANGES IN EQUITY

	Notes	Unaudited 6 months ended 31 March **2003** **Rm**	2002 Rm	Audited year ended 30 Sept 2002 Rm
Equity at beginning of period		**4 814.8**	2 627.6	2 627.6
Change in accounting policy	6	**(8.5)**	–	–
Changes in capital		**1.3**	0.1	1 673.8
Share capital		**1.3**	0.1	6.5
Share premium			–	1 667.3
Changes in non-distributable reserves		**(324.2)**	100.0	136.3
(Decrease)/increase in foreign currency translation reserve		**(324.1)**	100.0	136.3
Transfer to retained earnings		**(0.1)**	–	–
Changes in accumulated profit		**166.8**	124.1	377.1
Goodwill reversal			–	6.2
Subsidiaries not previously consolidated			–	(3.2)
Attributable profit for the period		**429.2**	305.0	657.1
Preference shares – dividends			–	(0.1)
Ordinary shares – dividends		**(262.5)**	(180.9)	(282.9)
Transfer from non-distributable reserves		**0.1**	–	–
Equity at the end of the period		**4 650.2**	2 851.8	4 814.8

NOTES

	Unaudited 6 months ended 31 March 2003 Rm	Unaudited 6 months ended 31 March 2002 Rm	Change %	Audited year ended 30 Sept 2002 Rm
1. Operating profit before abnormal items				
South Africa	630.1	425.7	48.0	1 068.6
Africa	30.2	1.0	2 920.0	20.9
Europe	175.5	96.6	81.7	167.5
	835.8	523.3	59.7	1 257.0
2. Abnormal items				
Retrenchment costs	(15.2)	(4.9)		(15.8)
Restructuring costs	(7.3)	–		(36.2)
Impairment loss	–	–		(86.0)
Profit on disposal of property	10.0	1.0		44.7
Loss on disposal of operations	(24.8)	–		(0.9)
Loss on re-organisation of debt	(2.1)	(2.2)		(4.5)
	(39.4)	(6.1)		(98.7)
3. Operating profit after abnormal items				
South Africa	627.8	421.0	49.1	1 063.2
Africa	30.1	1.0	2 910.0	20.9
Europe	138.5	95.2	45.5	74.2
	796.4	517.2	54.0	1 158.3
4. Net finance costs				
Interest paid	(169.4)	(93.1)		(283.7)
Interest received	16.8	47.6		160.8
	(152.6)	(45.5)		(122.9)
5. Cash and cash equivalents				
Interest bearing debt	(2 728.2)	(2 417.1)		(3 776.4)
Less long term liabilities	1 281.8	1 327.1		1 879.1
Less short term portion of long term liabilities	312.7	–		405.6
Less bank balances, deposits and cash	1 064.0	963.3		1 613.6
	(69.7)	(126.7)		121.9
6. Change in accounting policy				
Fair value adjustment AC133 – Financial Instruments: Recognition and Measurement				
Balance Sheet:				
Retained income	(12.2)			
Taxation	3.7			
Net decrease	(8.5)			
Income statement:				
Fair value – forward exchange contracts	(63.7)			
Fair value – aluminium futures	(6.7)			
	(70.4)			
Taxation	21.1			
Net expense	(49.3)			

NOTES *(continued)*

	Unaudited 6 months ended 31 March 2003 Rm	2002 Rm	Change %	Audited year ended 30 Sept 2002 Rm
7. Reconciliation of headline earnings				
Headline earnings as previously stated		289.1		736.2
Circular 7/2002 adjustments:				
Provision for retrenchments		12.2		12.2
Headline earnings as restated		301.3		748.4
8. Supplementary information				
Depreciation	359.6	258.5		556.5
Capital expenditure	347.5	391.6		784.4
- expansion	161.5	190.1		391.7
- replacement	186.0	201.5		392.7
Capital commitments	186.3	324.0		540.1
- contracted	131.7	186.1		174.2
- approved not contracted	54.6	137.9		365.9
Lease commitments	401.2	221.1		591.7
- land and buildings	345.0	182.1		508.3
- other	56.2	39.0		83.4
Contingent liabilities *	144.4	2.3		147.9

** Includes a put option in favour of Fasic Africa (Pty) Ltd for R126 million exercisable if Kimberly-Clark Corporation USA exits South Africa before 31 March 2004 subject to certain exit conditions. The directors have assessed the financial performance of Kimberly-Clark Southern Africa (Pty) Ltd and are satisfied that an exercise of the put option is remote. Also includes a guarantee in respect of a property lease for R14 million.*

SEGMENTAL REPORT (after abnormal items and AC133)

	Revenue			Operating profit after abnormal items				
	Unaudited 6 months ended 31 March		Year ended 30 Sept	Unaudited 6 months ended 31 March				Year ended 30 Sept
	2003	2002	2002	**2003**	**2003**	**2003**	2002	2002
	Rm	Rm	Rm	**Rm**	**Rm**	**Rm**	Rm	Rm
				After abnormal items	AC133 adjustment	After abnormal items & AC133		
METALS	**2 125.5**	1 557.3	3 330.0	**303.6**	**(14.3)**	**289.3**	169.8	392.7
Africa	**2 125.5**	1 557.3	3 330.0	**303.6**	**(14.3)**	**289.3**	169.8	392.7
PAPER	**4 002.4**	1 801.6	4 637.8	**347.1**	**(22.7)**	**324.4**	131.4	393.3
Africa	**2 433.5**	1 801.6	4 066.6	**232.3**	**(22.7)**	**209.6**	131.4	354.1
Europe	**1 568.9**	–	571.2	**114.8**	**–**	**114.8**	–	39.2
PLASTICS	**2 779.6**	2 332.1	4 900.6	**162.3**	**(12.7)**	**149.6**	123.8	288.2
Africa	**1 611.9**	1 061.1	2 356.3	**151.7**	**(12.7)**	**139.0**	54.2	173.2
Europe	**1 167.7**	1 271.0	2 544.3	**10.6**	**–**	**10.6**	69.6	115.0
NAMITECH	**324.3**	199.6	469.7	**34.0**	**(7.4)**	**26.6**	19.5	43.6
OTHER	**192.3**	189.1	346.6	**19.8**	**(13.3)**	**6.5**	72.7	40.5
Africa	**231.2**	220.8	429.8	**6.3**	**(12.9)**	**(6.6)**	47.1	120.5
Europe	**125.2**	84.6	140.9	**13.5**	**(0.4)**	**13.1**	25.6	(80.0)
Intergroup eliminations	**(164.1)**	(116.3)	(224.1)	**–**	**–**	**–**	–	–
TOTAL	**9 424.1**	6 079.7	13 684.7	**866.8**	**(70.4)**	**796.4**	517.2	1 158.3
GEOGRAPHICAL ANALYSIS								
South Africa	**6 468.6**	4 800.3	10 446.9	**697.8**	**(70.0)**	**627.8**	421.0	1 063.2
Africa	**257.8**	40.1	205.5	**30.1**	**–**	**30.1**	1.0	20.9
Europe	**2 861.8**	1 355.6	3 256.4	**138.9**	**(0.4)**	**138.5**	95.2	74.2
Europe – NPE	**1 167.7**	1 271.0	2 544.3	**10.6**	**–**	**10.6**	69.6	115.0
Europe – NIL	**125.2**	84.6	142.0	**15.2**	**(0.4)**	**14.8**	25.6	(65.2)
Europe – MY	**1 568.9**	–	570.1	**113.1**	**–**	**113.1**	–	24.4
Intergroup eliminations	**(164.1)**	(116.3)	(224.1)	**–**	**–**	**–**	–	–
TOTAL	**9 424.1**	6 079.7	13 684.7	**866.8**	**(70.4)**	**796.4**	517.2	1 158.3
Operating profit before abnormal items								
South Africa						**630.1**	425.7	1 068.6
Africa						**30.2**	1.0	20.9
Europe						**175.5**	96.6	167.5
Paper						**117.6**	–	39.2
Plastics						**44.7**	71.0	121.4
Other						**13.2**	25.6	6.9
TOTAL						**835.8**	523.3	1 257.0

Note: *The effects of the adoption of AC133 have been shown in the segmental operating profits for 2003. Since AC133 precludes restatement of prior years the two sets of figures are not directly comparable.*

COMMENTS

INTRODUCTION

Nampak is the largest and most diversified packaging company in Africa and produces packaging products from metal, paper, plastic and glass. It is also a major manufacturer and distributor of tissue products and has a significant position in the paper merchandising market.

The group operates from manufacturing sites in South Africa, Kenya, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Zambia and Zimbabwe.

Nampak has plastic blow moulding and folding carton businesses in Europe. Manufacturing facilities are located in the United Kingdom, Belgium, France, Ireland, Italy and the Netherlands.

REVIEW OF RESULTS

The last six months focused on the merging of Nampak and Malbak (during August 2002) and the integration of the Crown Africa division (acquired August 2002), which have proceeded well.

Malbak and Crown Africa have been included for the full six months, as compared to August and September only of the last financial year.

Nampak's divisions achieved overall real volume growth estimated at 2%. In South Africa the continuation of exports by its local businesses and its customers was a major contributor to this growth. In sterling, operating profits in the United Kingdom and Europe are up on last year, after the inclusion of M.Y. Holdings and before abnormal items, but the strengthening of the rand has affected the turnover and profit contribution from these businesses.

Group revenue has grown by 55% and operating profit before abnormal items by 60%. During the period under review AC133 (Financial Instruments: Recognition and Measurement) was adopted. This resulted in an adjustment to reserves of R8.5 million (after tax), and a charge of R70 million (pre-tax) to the income statement. This charge consisted of R64 million in respect of foreign exchange contracts and R6 million in respect of aluminium futures. Without this charge, operating profit before abnormal items increased by 73%.

The significant increase in net finance costs to R152.6 million (2002: R45.5 million) resulted from the increased borrowings taken on with the acquisitions carried out last year and group capital expenditure. Interest cover is 5.2 times.

Attributable earnings rose 41% for the half year, with the tax rate at 32.3% (2002: 33.3%).

Headline earnings increased by 56%. Headline earnings per share grew by 24% as recalculated on the revised basis required by the SAICA Circular 7/2002 which came into effect from December 2002 and taking into account the increased number of shares in issue.

Cash flows remained strong, assisted by the sale of property, plant and businesses, principally in Europe, which raised in total £20 million. Net gearing dropped to 35% (2002: 49%). The balance sheet is sound and well capable of supporting growth into the future.

DIVISIONAL PERFORMANCE

Metals

Africa

A good operating performance from this sector was enhanced by the acquisition of Crown's interests in Anglophone Africa and Crown-Nampak. There was a fall-off in beverage can volumes following a decline in beer can sales and lower indirect exports. This was offset by continuing solid demand for food cans for fruit, vegetables and fish as well as higher sales of general cans to industrial markets.

With the exception of Nigeria, where sales volumes were lower, all operations outside South Africa performed better than expected.

Paper

Africa

The integration of Printpak and Kohler Carton & Print to form Nampak Cartons & Labels proceeded as planned and the businesses are now operating as a single entity. Market shares were generally retained and a satisfactory operating performance was achieved on higher export sales.

Demand for corrugated boxes in the local market was weak. However, both direct and indirect exports of corrugated boxes continued at a satisfactory level although there was a weakening in the second quarter due to the strength of the rand. Demand for paper in the local printing market was well down. A highly competitive market resulted in some loss of market share in toilet tissue.

Despite the ongoing economic problems in Zimbabwe, sales volumes held up well but in rand terms the results were negatively affected by the sharp devaluation of the Zimbabwe dollar. The Zimbabwean results continue to be deconsolidated.

Europe

Sales and profits in sterling were in line with expectations despite an extremely competitive market. The Healthcare and Continental European cartons sectors continued to perform strongly but the United Kingdom saw some margin downturn due to price pressure. Performance in rands was adversely affected by the strengthening of the currency in the period under review.

COMMENTS *(continued)*

Plastics

Africa

Demand for PET bottles and associated crates was sound, with good sales to the carbonated soft drinks and sports drinks markets. The stronger rand caused some decline in the export of small drums.

Higher demand for milk and juice bottles and improved operational performance lifted profits in this sector although offset to some extent by a further decline in sorghum beer carton sales.

Rotoflex and Kohler Flexibles were successfully integrated and customer service will benefit from this in the future. Demand for packaging served by these businesses held up well in the early part of the period, but exports have come under pressure in the latter months due to the appreciating rand.

Uncertainty concerning the impact of new legislation and loss of exports resulted in some fall off in the demand for plastic shopping bags. Export volumes of paper sacks and laminated and coated products increased but at lower margins as a result of the performance of the rand.

Europe

Following a strategic review, the PET business in Spain and the protective clothing business in the United Kingdom were sold. The continuing businesses were reorganised into a single, streamlined entity under one management structure. Abnormal items of R34.1 million were incurred on the disposals and restructure. These actions will improve profitability in the future. Results were adversely affected by increased pension costs in compliance with accounting standards.

Sales of milk and juice bottles were at a similar level to the prior year. The downturn in agri-chemicals and automotive industries continued to impact on sales in this sector. Sales overall in sterling were virtually unchanged but were lower in rand terms due to the stronger currency.

NAMITECH

Nampak announced on 7 May 2003 that it had sold its interests in NamITech to Allied Technologies Limited (Altech) for a total consideration of R522.5 million, subject to a number of conditions including approval of the competition authorities. Whilst NamITech has experienced significant growth under Nampak's control, it was not regarded as a core strategic business.

Nampak anticipated unlocking value from its shareholding in NamITech through a listing or disposal at an appropriate time in the future. However, approaches from Altech and others encouraged the group to explore these options earlier than planned, thus freeing up capacity to further invest in core activities as opportunities present themselves.

OTHER

Africa

Demand for glass bottles continued at a high level throughout the period. On 1 April 2003 furnace 2 at the glass plant was severely damaged in a fire, which will result in it being out of production for 6 to 8 months. The company has received advice that the financial impact of the fire is covered by insurance and consequently it is anticipated that there will be no adverse effect on the group.

Income at the operating level was down on last year for the South African treasury operation. In addition, the contribution in this segment was reduced by increased goodwill write-offs and increased provision for retirement liabilities.

Europe

Nampak International Limited (NIL) incorporates income from its African operations and its offshore treasury operations. Whilst African contributions have increased with the acquisitions made in 2002, income from supply agreements was down, due to lower demand in South Africa for coated board.

BASIS OF PREPARATION OF ACCOUNTS

The accounts are prepared in accordance with South African Generally Accepted Accounting Practice (SA GAAP) and as such are comparable with the previous year except for the adoption of AC133 (Financial Instruments: Recognition and Measurement). Comparatives have not been restated for the effects of adopting this standard. This interim statement complies with AC127 (Interim Financial Reporting).

DIRECTORATE

On 15 January 2003, Mr RP Becker was appointed an alternate director of Nampak Limited, with the title of Finance Director: Designate.

On 29 May 2003 the company announced that Mr GE Bortolan, currently Group Managing Director, would assume the position of Chief Executive Officer from 1 August 2003. Mr T Evans will remain as Chairman.

PROSPECTS

The strength of the rand is currently having a negative effect on packaging volumes in South Africa, particularly on exports. The strong rand will also affect the rand profit contributions from Europe. It should be noted that the second half will be compared to a period in which Malbak and Crown Africa were included for two months last year. In addition, the change in headline earnings for the year as recalculated on SAICA Circular 7/2002 will be affected by the impairment charge incurred in the second half of the last financial year.

COMMENTS *(continued)*

Whilst an increase in headline earnings for the year is expected, this will be at a lower level than that achieved at the interim stage.

Having successfully integrated the Malbak and Crown acquisitions and on completion of the NamITech disposal, the group will be in a far stronger position to take advantage of future strategic opportunities.

DECLARATION OF INTERIM ORDINARY DIVIDEND NO. 69

Notice is hereby given that interim ordinary dividend No. 69 of 22.5 cents per share (2002: 19.6 cents) has been declared in respect of the six months ended 31 March 2003, payable to shareholders recorded as such in the register at the close of business on the record date, Friday, 4 July 2003. The last day to trade to participate in the dividend is Friday, 27 June 2003. Shares will commence trading "ex" dividend from Monday, 30 June 2003.

The important dates pertaining to this dividend are as follows:

Last day to trade ordinary shares "cum" dividend	Friday, 27 June 2003
Ordinary shares trade "ex" dividend	Monday, 30 June 2003
Record date	Friday, 4 July 2003
Payment date	Monday, 7 July 2003

Ordinary share certificates may not be dematerialised or rematerialised between Monday, 30 June 2003 and Friday, 4 July 2003, both days inclusive.

On behalf of the board

T Evans *Chairman*
GE Bortolan *Group Managing Director*

29 May 2003



Nampak

(Registration number 1968/008070/06)
(Incorporated in the Republic of South Africa)
Share Code: NPK ISIN: ZAE 000004933

Directors:
T Evans *(Chairman)*, GE Bortolan *(Group Managing Director)*, PL Campbell*, BP Connellan*, N Cumming, DA Hawton*, MM Katz*, AS Lang *(British)*, AM Marthinusen, KM Mokoape*, JA Monks *(British)*, ML Ndlovu*, JWC Sayers, RG Tomlinson, MH Visser*, RA Williams*.

**Non-executive*

Alternate Directors:
RP Becker, PA de Weerdt, CJ Miller, ADS Morais *(Portuguese)*.

Secretary: NP O'Brien.

Registered Office:
Nampak Limited
Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196
PO Box 784324, Sandton 2146, South Africa
Telephone: +27 11 719 6300

Transfer Secretaries:
Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001
PO Box 1053, Johannesburg 2000, South Africa
Telephone: +27 11 370 5000

WEBSITE: www.nampak.com



Nampak

WEBSITE: www.nampak.com